Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces board member departure

Toronto, Canada, July  14, 2011 – Kinross Gold Corporation (TSX: K; NYSE: KGC) announced today that Richard Clark, former President and CEO of Red Back Mining Inc., has resigned from the Kinross Board of Directors to focus his time on other ventures in the mining industry. “We thank Rick for his invaluable contributions to Kinross subsequent to the Red Back acquisition, which have helped us to complete a successful integration and establish a strong foundation for future success,” said Kinross President and CEO Tye Burt. “We wish Rick the very best in his new ventures.”

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States and employs approximately 7,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact
Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com